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                                                  EXHIBIT 20
Letter To Our Stockholders

May 9, 1995
Dear Stockholder:

Reduced production efficiencies and the continuance of strong competition from European wheat gluten producers caused results for our third quarter of fiscal 1995 to decrease significantly compared to the prior year's third quarter results. Our net income for the quarter was $298,000, or $0.03 per share on sales of $42,005,000. In the third quarter of fiscal 1994, our net income was $6,084,000, or $0.62 per share on sales of $50,652,000.

A principal reason for the outstanding results we experienced in last year's third quarter was the extraordinary increase in demand for wheat gluten during that period. This mainly resulted from poor wheat protein levels domestically and abroad, requiring substantially more gluten than usual for use in fortifying flour. Following a return to more normal crop conditions this past summer, the U.S. market began experiencing a tremendous rise in imported wheat gluten from the European Union, where wheat starch and gluten capacities underwent sizeable increases. The escalation of this situation was a principal cause for a decline in our total results for the first nine months of fiscal 1995, which had net income of $5,291,000, or $0.54 per share on sales of $132,477,000. Our net income for the first nine months of fiscal 1994 was $10,364,000, or $1.06 per share on sales of $135,100,000.

Although the intense competitive conditions in our wheat gluten market remain unchanged at this time, I am encouraged by the improved efficiencies we are beginning to experience through the increased utilization of our expanded distillery capacity in Pekin, Illinois. Completion of this expansion, which is designed to double our total alcohol production capacity, was delayed by mechanical equipment problems with new distillers feed drying equipment. Intermediate repairs to the equipment were completed by the supplier at the end of the third quarter. Production should further improve when permanent repairs to the equipment are completed late this summer.

Our total alcohol unit sales were up substantially in the third quarter as the result of a large increase in the fuel grade alcohol category. We are now also experiencing an increase in unit sales of food grade alcohol for industrial and beverage applications, principally as a result of new capacity we have gained from our expansion in Pekin.

Growth opportunities in the fuel market, for which the majority of our expanded capacity is designed, remain viable but will occur more gradually due to a recent ruling by the U.S. Circuit Court of Appeals for the District of Columbia. On April 28, the Court reversed the Environmental Protection Agency's regulation requiring that renew-able fuel oxygenates such as grain-based ethanol play a larger role in satisfying future Clean Air Act requirements in nine of the nation's smoggiest metropolitan areas. The Court's decision resulted from a suit filed against the EPA regulation last
September by two groups representing the petroleum industry.

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Favorable conditions continue to exist in our wheat starch market, where growth in our multiple modified and specialty varieties has occurred throughout the current fiscal year. Our ability to increase wheat starch production will be strengthened by the new starch processing capacity that we plan to have installed at our Pekin plant by the end of this year's fourth quarter.

Our planned wheat gluten capacity increase in Pekin remains on hold until greater stability returns to the market. Through our membership in the U.S. Wheat Gluten Industry Council, we are actively raising awareness of policies and practices that allow our European counterparts overwhelming competitive advantages. In concert with this program, we are seeking reasonable solutions to the problem with assistance from leading government officials.

In the meantime, with increased use of our expanded distillery operation, our overall operational efficiencies should steadily improve. While we don't expect marked improvements in results for this year's fourth quarter compared to the third quarter, we do expect more favorable conditions to prevail long-term.

As previously announced, a dividend of $0.125 per share was declared and is payable May 9, 1995 to stockholders of record April 7, 1995.

Sincerely,

/s/ Ladd M. Seaberg
Ladd M. Seaberg
President and CEO





























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                       Corporate Profile


       Founded in 1941, Midwest Grain Products, Inc., is a fully integrated producer of vital wheat gluten, premium wheat starch and alcohol products.

      In addition to its major product lines, the Company also produces flour for internal use, and several by-products, including wheat bran, mill feeds, distillers feeds and carbon dioxide. The Company's principal raw material is grain, consisting of wheat, which is processed into all products, and corn and milo, which are processed into alcohol and alcohol by-products.

      Vital wheat gluten and premium wheat starch are sold primarily as food additives to enhance the nutritional value, appearance, texture, taste, and a variety of other characteristics of baked and processed foods. Alcohol products are produced as part of the gluten and starch processing operations. They consist of food grade alcohol for beverage, industrial and commercial applications, and fuel grade alcohol, which is sold as an octane additive for motor fuel.

      The Company operates two processing plants in the United States. The corporate headquarters and original plant are located in Atchison, Kan. The plant located in Pekin, Ill., was acquired from the American Distilling Company in June, 1980. These facilities are operated 24 hours each day of the year and enable utilization in the Company's products of approximately 95% (by weight) of grain processed.


                     Midwest Grain Products, Inc.
1300 Main Street
PO Box 130
Atchison, Kansas  66002-0130

Phone: 913-367-1480

Symbol/Market:  MWGP/NASDAQ